October 13, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gores Holdings X, Inc.

Request for Withdrawal of Registration Statement on Form S-1

(File No. 333-261779)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Gores Holdings X, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-261779), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2021, be withdrawn, effective as of the date hereof.

The Company is withdrawing the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you require any additional information, please contact Heather Emmel of Weil, Gotshal & Manges LLP at (212) 310-8849.

Very truly yours,

GORES HOLDINGS X, INC.

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Chief Financial Officer